UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                 to SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                        Industriforvaltnings AB Kinnevik
                                (Name of Issuer)

                      Class A Shares, par value SEK 10 each
            (including Class A Shares in the form of Class A American
                               Depositary Shares,
                      each representing one Class A Share)
                         (Title of Class of Securities)


                           Class A Shares: W45058 10 9
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

CUSIP No.  W45058 10 9                      13G                Page 2 of 6 Pages

1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Invik & Co. AB

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Sweden

                           5       SOLE VOTING POWER
        NUMBER OF
                                   6,281,387 Class A Shares
         SHARES

      BENEFICIALLY         6       SHARED VOTING POWER

        OWNED BY                   0

          EACH             7       SOLE DISPOSITIVE POWER

        REPORTING                  6,281,387 Class A Shares

         PERSON            8       SHARED DISPOSITIVE POWER

          WITH                     0


9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,281,387 Class A Shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*|_|

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            41.5% of Class A Shares

12          TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a)         Name of Issuer:

                  Industriforvaltnings AB Kinnevik

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Skeppsbron 18
                  Box 2094
                  S-103 13 Stockholm, Sweden

Item 2(a)         Name of Person Filing:

                  Invik & Co. AB

Item 2(b) Address or Principal Office or, if none, Residence:

                  Skeppsbron 18
                  Box 2095
                  S-103 13 Stockholm, Sweden

Item 2(c)         Citizenship or Place of Organization:

                  Sweden

Item 2(d)         Title of Class of Securities:

                  Class A Shares, nominal value SEK 10 per share (including Class A Shares in the form of Class A American Depositary Shares, each representing one Class A Share)

Item 2(e)         CUSIP Number:

                  Class A Shares: W45058 10 9

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a(n):

                  (a)   |_|         Broker or dealer registered under
                                    Section 15 of the Exchange Act

                  (b)   |_|         Bank as defined in Section 3(a)(6) of
                                    the Exchange Act

                  (c)   |_|         Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act

                  (d)   |_|         Investment company registered under
                                    Section 8 of the Investment Company Act of
                                    1940

                  (e)   |_|         An investment advisor in accordance with
                                    Rule 13d-1(b)(1)(ii)(E)

                  (f)   |_|         An employee benefit plan or endowment
                                    fund in accordance with Rule
                                    13d-1(b)(1)(ii)(F)

                  (g)   |_|         A parent holding company or control
                                    person in accordance with Rule
                                    13d-1(b)(1)(ii)(G)

                  (h)   |_|         A savings association as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act

                  (i)   |_|         Church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940

                  (j)   |_|         Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J)

                  This item is not applicable.

Item 4            Ownership.

                  (a)      Amount beneficially owned: 6,281,387 Class A Shares

                  (b)      Percent of Class: 41.5% of Class A Shares

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    6,281,387 Class A Shares

                           (ii)     shared power to vote or to direct the vote:
                                    0 Class A Shares

                           (iii) sole power to dispose or to direct the disposition of: 6,281,387 Class A Shares

                           (iv) shared power to dispose or to direct the disposition of: 0 Class A Shares

Item 5            Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  This item is not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  This item is not applicable.

Item 8            Identification and Classification of Members of the Group.

                  This item is not applicable.

Item 9            Notice of Dissolution of Group.

                  This item is not applicable.

Item 10           Certifications.

                  This item is not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2003



                                         INVIK & CO. AB



                                         By:        /s/  Anders Fallman
                                            ------------------------------------
                                               Name:  Anders Fallman
                                               Title: Managing Director


                                         By:        /s/  Hakan Axelsson
                                            ------------------------------------
                                               Name:  Hakan Axelsson
                                               Title: Deputy Managing Director